

Mail Stop 3030

January 30, 2009

Via Facsimile and U.S. Mail

Victor H. M. Ting
Chief Financial Officer and Vice President
Trio-Tech International
16139 Wyandotte Street
Van Nuys, California 91406

      Re: Trio-Tech International
          Form 10-K for fiscal year ended June 30, 2008
          File No. 1-14523

Dear Mr. Ting:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended June 30, 2008

Note 11 – Adoption of FIN 48, page 58

1.   We note that you recorded a charge of $256,000 to opening retained earnings as a result of implementing FIN 48. We do not see this adjustment on your statement of shareholders' equity on page 45. Please clarify for us how this adjustment was recorded and revise future filings accordingly. Refer to paragraph 23 of FIN 48.

Form 10-Q for the quarter ended September 30, 2008

Condensed Consolidated Balance Sheets, page 2

2.   We note that during your most recent fiscal year, and the subsequent interim period since the completion of the your 2008 fiscal year, the Company's common share price and its related market capitalization has significantly declined and totaled approximately $16.4 million at June 30, 2008. We further note that your revenues have been decreasing and that you have incurred operating losses since the third quarter of 2008. Finally, we note that in the third quarter of fiscal year 2008, one of your major customers ceased its contract with you. Tell us how you have considered each of these events in applying the guidance in paragraph 8 of SFAS 144 at each of June 30, 2008 and September 30, 2008.

Note 2 - New Accounting Pronouncements, page 6

3.   We do not see where you have provided the disclosures required by SFAS 157. This standard became effective for you on July 1, 2008.   Paragraph 39 of SFAS 157 indicates that in the initial period of adoption, all of the disclosures required by paragraphs 32-35 of SFAS 157, including those that relate to annual periods only, should be provided.   Please provide the disclosures required by SFAS 157 for your short term deposits and loans payable in your next Form 10-Q.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief